February 23, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, D. C. 20549

Attn: Larry Spirgel, Assistant Director

RE:	Team, Inc.
Form 10-K for the fiscal year ended May 31, 2008
Filed July 30, 2008
File No. 001-08604

Dear Mr. Spirgel:

This letter responds to the comments Team, Inc. (the “Company”) received from the U.S. Securities and Exchange Commission (the “SEC”) by letter dated February 13, 2009 regarding the above-referenced filing.

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to address the comments in a manner that is acceptable to the SEC staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the SEC’s corresponding comment.

SEC Staff Comment:

Annual Report on Form 10-K

Part IV

Item 15. Exhibits

Exhibits 31.1 and 31.2

1.	We note that the certifications required by Exchange Act Rule 13a-14(a) substitute “annual report” for “report” in paragraphs 2 and 3 and omit language in paragraph 4(d), namely “(the registrant’s fourth fiscal quarter in the case of an annual report)”. In your future filings, revise the certifications to include all required provisions. See Item 601(b)(31) of Regulation S-K.

Team Response:

We are in agreement with you and in future filings we will revise the certifications to adopt the use of the word “report” in lieu of “annual report” in paragraphs 2 and 3 and add the language in paragraph 4(d), namely “(the registrant’s fourth fiscal quarter in the case of an annual report)”.

SEC Response Letter

February 23, 2009

SEC Staff Comment:

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Compensation Discussion and Analysis, page 15

Benchmarking tools, page 16

2.	We note your disclosure that the Compensation Committee commissioned an executive compensation study to consider executive compensation at other companies. In future filings identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Team Response:

We are in agreement with you and in future filings, we will identify the companies considered in any future executive compensation study commissioned for the purpose of benchmarking named executive officer compensation.

SEC Staff Comment:

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Outstanding Equity Awards at Fiscal Year-End, page 21

In future filings, please disclose the vesting dates for the options listed in this table. Refer to Instruction 2 to Regulation S-K Item 402(f)(2).

Team Response:

We are in agreement with you and in future filings we will disclose the vesting dates for the options and equity incentive plan awards listed in the table of outstanding equity awards held at fiscal year end.

*        *        *        *

In connection with our response to your comments, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to address any further comments that the Commission has with respect to our filings and appreciate you assistance in the improvement of our filing process.

Very truly yours,

/s/ Philip J Hawk	/s/ Ted W. Owen
Philip J. Hawk Chairman and Chief Executive Officer	Ted W. Owen Senior Vice President-Chief Financial Officer